March 20, 2019

Reinout Schakel
Chief Financial Officer
Luckin Coffee Inc.
17F Block A, Tefang Portman Tower
No. 81 Zhanhong Road
Siming District, Xiamen, Fujian
People's Republic of China, 361008

       Re: Luckin Coffee Inc.
           Draft Registration Statement on Form F-1
           Submitted February 22, 2019
           CIK No: 0001767582

Dear Mr. Schakel:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS filed on February 22, 2019

General

1. Please provide us with copies of any additional graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Keep in mind, in scheduling printing and distributing of the preliminary prospectus, that we may have comments after reviewing the materials. For guidance, refer to Securities Act Forms
       Compliance and Disclosure Interpretation 101.02.
 Reinout Schakel
FirstName LastNameReinout Schakel
Luckin Coffee Inc.
Comapany2019
March 20, NameLuckin Coffee Inc.
March 20, 2019 Page 2
Page 2
FirstName LastName
Our Challenges, page 2

2. Consistent with your disclosure on page 14, please disclose the fact that your products are not proprietary and briefly discuss the associated challenges.
Use of Proceeds, page 50

3. Refer to the second paragraph. Please quantify the estimated proceeds which may be loaned or contributed to your PRC subsidiaries without additional registration or approval. To the extent you will be required to obtain additional approvals to loan or contribute the proceeds of the offering, also discuss the anticipated time frame for receipt of and the likelihood you will obtain the necessary approvals. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 72

4. Please consider providing a note to the table presented on page 67 of Key Metrics to explain "cumulative".
Liquidity and Capital Resources, page 77

5. We note that cost of materials and store rental and other operating costs exceed total revenues, and we also note that you expect operating costs to continue to increase as you further increase brand awareness and expand your customer base and store network. In light of these factors, please include a discussion in the liquidity section on whether you consider this a trend that is expected to continue or change, and if so, when, and also discuss the specific factors that constrain management's ability to reverse this trend. See
         Part I, Item 5.D of Form 20-F.
6. We note per page 19 that you typically enter into purchase agreements with suppliers for a term of one year. Please disclose these agreements as a purchase obligation in the Tabular disclosure of contractual obligations pursuant to Part I, Item 5.F of Form 20.
Capital Expenditures, page 78

7. Please revise to disclose the company's material commitments for capital expenditures as of the end of the latest fiscal year pursuant to Part I, Item 5.B of Form 20-F
Quantitative and Qualitative Disclosures about Market Risk, page 84

8. We note your disclosure under Foreign Currency Risk that the (depreciation) /
         appreciation of the U.S. dollars against Renminbi was approximately (3.9%) and 5.0% for the period from June 16, 2017 (inception date) through December 31, 2017 and for the year ended December 31, 2018, respectively, and that significant revaluation of Renminbi may materially and adversely affect your cash flows, revenues, earnings and financial position in U.S. dollars. Please revise to include the quantitative disclosures about this
 Reinout Schakel
Luckin Coffee Inc.
March 20, 2019
Page 3
         risk in one of the suggested formats outlined in Part I, Item 11 of Form 20-F, for this and any other material market risk.
Licenses and Compliance, page 96

9. Please balance your disclosure here that you have standard internal protocols in place guiding city branches and strategic expansion teams in obtaining necessary licenses and permits before opening your stores, with the risk factor disclosure on page 16 that some of your stores have not obtained required licenses or completed required regulatory filings.
User Privacy and Data Security, page 101

10. We note the disclosure here that you have adopted policies, procedures and guidelines to comply with cybersecurity laws and regulations and protect the personal privacy of your customers and the security of their data. We also note your risk factor disclosure on page
         22 that you "have in the past and are likely again in the future to be subject to these types of attacks, although to date no such attack has resulted in any material damages or remediation costs." Since it appears that cybersecurity risks are material to your business, please disclose the nature of the board's role in overseeing your cybersecurity risk management, the manner in which the board administers this oversight function and any effect this has on the board's leadership structure.
Note 19. Commitments and Contingencies, page F-38

11. We note from your disclosures in the last Risk Factor of page 16 that you may be subject to fines pertaining to non-compliance with property ownership certificates, registered leasing agreements, licenses, approvals and permits, that appear to be potentially material. Please tell us whether you believe there is at least a reasonable possibility that a loss may be incurred requiring ASC 450-20-50-3 disclosure.
       You may contact Effie Simpson at 202-551-3346 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or J. Nolan McWilliams at 202-551-3217 with any other questions.



FirstName LastNameReinout Schakel                               Sincerely,
Comapany NameLuckin Coffee Inc.
                                                                Division of
Corporation Finance
March 20, 2019 Page 3                                           Office of
Transportation and Leisure
FirstName LastName